

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Mr. Ronald J. Packard
Chief Executive Officer
K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171

   Re: **K12 Inc.**
      Form 10-K for Fiscal Year Ended June 30, 2010
      Filed September 13, 2010
      File No. 001-33883

Dear Mr. Packard:

   We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        /s/ Larry Spirgel
        Larry Spirgel
        Assistant Director

CC: Howard D. Polsky, Esq.
    Via facsimile: (703) 483-7496